

Q4 FY18 Investor Presentation



December 6, 2018

Safe Harbor Statement & Use of Non-GAAP Measures

This investor presentation dated December 6, 2018 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this investor presentation that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact, including without limitation, those with respect to the Company's goals, plans, expectations and strategies set forth herein are forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the Company's ability to execute on its business strategy and to achieve anticipated synergies and benefits from business acquisitions, including any cost-reduction plans and the continued and increased demand for and market acceptance of its services, which could negatively affect the Company's ability to meet its revenue, operating income and cost-savings targets, maintain and improve its cash position, expand its operations and revenue, lower its costs, improve its gross margins, reach and sustain profitability, reach its long-term objectives and operate optimally; the Company's ability to repay indebtedness; failure to realize expected benefits of restructuring and cost-cutting actions; the Company's ability to preserve and monetize its net operating losses; difficulties integrating technologies, operations and personnel in accordance with the Company's business strategy; client or program losses; demand variability in supply chain management clients to which the Company sells on a purchase order basis rather than pursuant to contracts with minimum purchase requirements; failure to settle disputes and litigation on terms favorable to the Company; risks inherent with conducting international operations; and increased competition and technological changes in the markets in which the Company competes. For a detailed discussion of cautionary statements and risks that may affect the Company's future results of operations and financial results, please refer to the Company's filings with the Securities and Exchange Commission, including, but not limited to, the risk factors in the Company's most recent Annual Report on Form 10-K and Quarterly Report. These filings are available in the Investor Relations & Press section of our website under the "SEC Filings" tab.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

The information provided herein includes certain non-GAAP financial measures. These non-GAAP financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of the Company. The non-GAAP EBITDA financial measures used by the Company are intended to provide an enhanced understanding of our underlying operational measures to manage the Company's business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Certain items are excluded from these non-GAAP financial measures to provide additional comparability measures from period to period. These non-GAAP financial measures will not be defined in the same manner by all companies and may not be comparable to other companies. These non-GAAP financial measures are reconciled in the accompanying tables to the most directly comparable measures as reported in accordance with GAAP, and should be viewed in addition to, and not in lieu of, such comparable financial measures.

A Transformative Year



- IWCO Direct acquired for total consideration of approximately $469.2 million, net of purchase price adjustments
- Accretive acquisition expected to more than double size of the business, and generate positive earnings, cash flow
- Company changes its name to Steel Connect to more accurately reflect the new holding company structure
- Ticker symbol change to STCN became effective on February 27, 2018
- Two wholly-owned subsidiaries, each of which are market leaders in their respective fields
- ModusLink Corporation and IWCO Direct Holdings Inc. ("IWCO Direct") operate as two stand-alone businesses





A Diversified Holding Company with Two Market Leaders

ModusLink

- The global leader in adaptive supply chain services
- 30+ years experience helping companies enter challenging markets, from high-growth startups to Fortune 500 enterprises
- Integrated network of 20 strategically located facilities across the Americas, Europe, Asia-Pac
- Singularly able to solve digital/physical supply chain challenges that involve complexity & volume

IWCO DIRECT®

- A leader in direct marketing for nearly 50 years
- One of the nation's largest providers of data-driven marketing solutions
- One of the industry's most sophisticated postal logistics strategies for direct mail
- Highly differentiated continuity and disaster recovery services through Mail-Gard®
- Partnering with Fortune 500 leaders in financial services, insurance, cable/MSOs, retail and healthcare, along with diverse segments through customer loyalty programs

Steel Connect: Significantly Improved Financial Profile

- Net revenue of $645.3 million for FY18, an *increase* of 47.8% versus FY17

- Gross margin of 15.7% for FY18, an *increase* of 740 basis points versus FY17

- Operating loss of $(8.3) million for FY18, an $11.5 million year-over-year *improvement* vs FY17

- Net income of $36.7 million for FY18, an *increase* of $62.5 million versus FY17

- Adjusted EBITDA of $36.0 million for FY18, an *increase* of $42.9 million versus FY17*

*: See EBITDA and Adjusted EBITDA reconciliation for Slide 31.
NOTE: FY18 results include only 7+ months of IWCO Direct financials as the Company was acquired in December 2017.

Executive Leadership: The Team to Drive Shareholder Value

- Warren Lichtenstein, Executive Chairman named Interim CEO of Steel Connect
- John Whitenack appointed CEO of the supply chain subsidiary – ModusLink
- Jim Henderson stepped down as CEO of Steel Connect and ModusLink

Holding Company Structure

- Warren Lichtenstein, Interim CEO
- Lou Belardi, CFO

Board of Directors
- Warren Lichtenstein, Exec. Chairman
- Jack Howard
- William T. Fejes, Jr.
- Jeffrey J. Fenton
- Glen M. Kassan
- Philip E. Lengyel
- Jeffrey S. Wald

IWCO Direct Executive Team

- Jim Andersen, CEO
- Joe Morrison, President & CFO
- Mike Ertel, EVP, Sales and Marketing
- Steve Myrvold, EVP Operations & Customer Experience
- Tom Hexamer, SVP Sales
- Jake Hertel, VP Finance
- Mary Hyland, VP Business Services
- Bev Lohs, VP Human Resources
- Patrick Sondreal, Director Total Quality, Client Services & Continuous Improvement
- Chris Van Houtte, VP Information Technology

ModusLink Executive Team

- John Whitenack, CEO
- Peter Feret, CFO
- Hans Veenendaal, Chief Commercial Officer
- Jerry Tsai, General Manager, Asia
- Mike Durrick, General Manager, Americas
- Terry Dunn, General Manager, EMEA
- Michel da Silva, GM, Digital Commerce
- Deniese Miranda, SVP, Global Human Resources
- Neil Hampshire, Chief Information Officer
- John Heffernan, Chief Supply Chain Officer

STEEL CONNECT



Power your Marketing™ to Create 1:1 Conversations

Reach the right customer at the right time in the right way with IWCO Direct data-driven marketing.

+ GET STARTED

About IWCO Direct

- A leader in direct marketing for nearly 50 years
- One of the nation's largest providers of data-driven marketing solutions
- One of the industry's most sophisticated postal logistics strategies for direct mail
- Highly differentiated continuity and disaster recovery services through Mail-Gard®
- Partnering with Fortune 500 leaders in financial services, insurance, cable/MSOs, retail, healthcare, and diverse industries for customer acquisition and loyalty programs



Value Proposition

Connect Strategy to Execution with an End-to-End Approach

✓ Greater ROMI

✓ Production Efficiencies

✓ Speed-to-Market

Strategy   **Creative**   **Execution**

✓ Omnichannel

✓ High-performance Formats

✓ Cost Optimization

About IWCO Direct: Direct Marketing Performance Improvement

IWCO Direct Drives Continuous Direct Marketing
PERFORMANCE IMPROVEMENT



Production & execution all under one roof

Direct mail AND integrated direct marketing

End-to-End Direct Marketing Solution

Agency services complemented by production expertise

Single-source for cross-channel marketing

We are a comprehensive direct marketing solution provider

About IWCO Direct: Services Offered

STRATEGY

- Mailing strategy and cadence
- Offer, format and messaging
- Integrated DR campaigns
- Segmentation and testing methodology

DATA

- List management and procurement
- Econometric modeling
- Data mining
- Primary and secondary research
- Back-end reporting
- Attribution studies

CREATIVE

- Creative design
- Copywriting
- Creative versioning

MEDIA

- Digital SEO/PPC
- Display
- Social (Facebook, Twitter, YouTube, LinkedIn)
- Broadcast (TV, Radio)

EXECUTION

- Digital asset management
- Campaign management
- Production management
- Omnichannel

ANALYSIS

- Test and roll-out results
- Response vs. hold-out
- Multiple mixed media tactics
- Adjusted strategy and test recommendations
- Response to KPI (RR, CPL, CPA)

STEEL CONNECT

About IWCO Direct: Methods of Value Creation



Lower Costs	Improve Response Rates	Lower CPA	Improve Results	Higher Response
Through postal and production efficiencies	Through improved targeting and analytics	Through data-driven, disciplined, repetitive, and strategic creative testing	Through effective package rotation strategies that reduce degradation	Through layering controlled, measured digital and other multichannel tactics
Postal optimization with Walk sequence, commingle, etc.	Models, data mining, list selection, media selection	Creative testing and strategic improvement	Continued production and creative optimization	Media measurement, mix modeling, etc.



About IWCO Direct: How We Win in the Market

01

Turnkey Service

Turnkey service under one roof

02

Financial Strength

Consistent reinvestment in the business; $15 million of capital expenditures in each of the past three years

03

Market Leader

Market leader in transition to continuous digital for direct mail

04

Effective Creative

Efficient and effective creative optimizes production

05

Robust Security

Robust physical and data security practices

STEEL CONNECT

About IWCO Direct: Differentiators



Our Services

As a fully integrated provider of end-to-end direct mail services, including strategy, data, analytics, creative, and execution, **we are uniquely positioned to drive performance improvements for our clients**



Our Expertise

As the **premier provider of direct mail services across many industries,** IWCO Direct is constantly testing and refining formats with Financial, Insurance, MSO, and many other industry partners, allowing us to bring innovative strategies and proven winners to clients



Our Track Record

As a **partner to many clients across multiple industries,** we have a proven track record of improving results, decreasing costs and improving cycle times

About IWCO Direct: Industry Accolades and Achievements

- **Strong Leadership and Advocacy**
  - 2018 Idealliance Circle of Excellence Winner, Bob Rosser
  - 2018 EMA (Envelope Manufacturer's Association) Member of the Year, Kurt Ruppel
  - 2018 PIM Graphic Arts Industry Leader of the Year, CEO Jim Andersen

- **Industry Achievement**
  - Ranked #1 in Direct Mail by Bell and Howell
  - Largest Direct Mail Printer in North America, Printing Impressions magazine
  - Idealliance G7 Master Qualification

- **Robust Client Roster**
  - Trusted by some of the largest brands in the nation across a variety of industries, maintaining 95%+ annual client retention
  - More winning controls across more industries than anyone else in direct marketing

- **Incredible Employees**
  - Culture of teamwork and transparency
  - Commitment to training and development, leading to unmatched employee tenure – in 2018, six employees celebrated 30-year anniversaries!

STEEL CONNECT

About IWCO Direct: Our Growth Strategy / Market Opportunity

- Volume demand remains strong across high-volume industry verticals

- Insurance vertical bullish with volume at record levels; indicating volume growth will continue in 2019
  - Leading insurance providers utilizing IWCO Direct's strategy, creative, data analytics, and production services
  - IWCO Direct's dynamic content management technology provides bridge to omnichannel campaigns using our strategy, creative and data analytics to cement value proposition

- Rising interest rates depress volume in mortgage category while increasing volume in credit card marketing and personal loan categories
  - Adoption of dynamic content marketing enabling complexity in campaign marketing to help offset margin erosion

- Focus on increasing efficiency and implementation of automation to offset pricing pressure across all verticals

About IWCO Direct: Well Positioned for Long-Term Success

- Largest continuous digital platform in the market

- Industry-leading dynamic content management platform to optimize digital production platform
  - Enables 1:1 marketing at high volume; proven to increase response rate and ROI
  - Continued investment in platform to add capacity for 2019
  - Investment in automation planned to reduce reliance on direct labor

- Solution Services Transformation (SST) to ensure long-term growth through improved customer experience and retention, expanded adoption of marketing services and dynamic content management for omnichannel campaign

- Product Innovation to expand format delivery and achieve new levels of postal optimization

- Business Process Optimization to simplify business through investment in technology infrastructure and continuous improvement, production automation through robotics, customer portal and job management responsive solution, human capital development and deployment enhancement













Packaging, Kitting & Assembly

Fulfillment

Digital Commerce

Reverse Logistics

Supply Chain Infrastructure for Small Companies

ModusLink

Adaptive Supply Chain Services For the World's Great Brands

STEEL CONNECT

ModusLink: A Footprint Designed for Global & Regional Opportunities



AMERICAS
Riverside, Calif.
Miami, Fla.
Waltham, Mass. (HQ)
Nashville, Tenn.
Orem, Utah
Monterrey, Mexico
Guadalajara, Mexico

EMEA
Brno, Czech Republic
Kildare, Ireland
Apeldoorn, The Netherlands
Venray, The Netherlands

ASIA
Sydney, Australia
Chongqing, China
Futian, China
Shenzhen, China
Kunshan, China
Waigaoqiao, China
Isehara, Japan
Penang, Malaysia
Singapore

LEGEND ● Service Centers

STEEL CONNECT

ModusLink: What We've Done

- Enhanced leadership team with proven operators and subject-matter experts
- Implemented Business Unit model to enhance customer value proposition
- Created Onboarding Team to optimize programs from the time of award through implementation
- Realigned Sales organization to grow existing clients as well as add new logos
- Realigned global footprint with 2 facility closures; optimized square footage based on needs
- Invested in automation, drove Lean principles through organization to maximize efficiencies
- Cut headcount by 30+%, while investing in core areas to enhance services and client solutions
- Sold real-estate to improve balance sheet, provide additional working capital for transformation

Well-Positioned to Return to Profitability

- Net revenue impacted by planned client exits, lower volume from select clients, starting points of new client relationships
- Gross margins enhanced by ~370 basis points since FY16 through lean and process improvement programs
- SG&A reduced by ~14% since FY16; significantly higher reductions when factoring out one-time costs related to realignment plan

STEEL CONNECT

ModusLink: What We're Doing

- Intensifying use of The Steel Business System
  - Applying discipline, best practices & continuous improvement across the business
  - Listening to, acting on the "voice of the customer" for a better customer experience
  - Clients choose and stay with ModusLink because we adapt to their supply chain needs

- Focusing on core services – what we do well, where the revenue is

- Moving clients into new markets easily, effectively

- Helping clients deal with the complexities of competition, regulation around the world

STEEL
CONNECT

ModusLink: Where We're Going

- Go from moving boxes to moving businesses
  - Draw on supply chain expertise to help solve complex, strategic business challenges

- Go from talking capabilities to applying experience
  - Shift the conversation from pallets to problem-solving

- Go from having vendor relationships to customer intimacy
  - Move from being a commodity to a distinctive value-delivering partner
  - Amplify differentiator of Adaptive Supply Chain Services

- Go from clinging to clients to helping them to outgrow us
  - Key on client growth to realize our growth

- Go from chasing "whales" to prospects we can serve, help grow, and do so profitably
  - Target growing organizations in the middle market

STEEL
CONNECT











Adaptive Supply Chain Services

STEEL
CONNECT



ModusLink analyzes operating variables and supply chain costs to develop and execute a strategy that configures product and packages it at the optimal time, from the best location for the greatest business benefit

STEEL CONNECT



ModusLink's deep experience + exceptional skill + a highly integrated technology infrastructure means the most complex fulfillment requirements can can be handled efficiently across multiple channels – manufacturing sites, distribution centers, retail operations or individual consumers dispersed across the globe.

Adapting to changing needs can occur rapidly as well.



ModusLink leverages cloud-based e-commerce technologies to remove the complexities and risk of a global web store.

Our adaptive suite of services includes global payment, CRM and fulfillment systems, to let e-businesses seamlessly expand into new countries and regions.

Each stage of the online buying experience is optimized to ensure products are quickly and easily purchased, serviced and delivered to customers, anywhere in the world.



Reverse Logistics

ModusLink simplifies the returns process for retailers and manufacturers that want to improve service parts management and the value of returned assets.

The entire process is managed, end-to-end, including receipt, RMA, sorting, triage, credit processing and ultimate disposition of the returned product.

A modular global system is employed that combines existing and new supply chain solutions to gain actionable insight into the reverse supply chain, which leads to reduced costs and increased customer service and satisfaction levels.

STEEL CONNECT



Supply Chain Infrastructure for Small Companies

ModusLink helps young businesses with big ambitions grow from local operations to global leaders with our Supply Chain Infrastructure Services.

It starts with EZ Connect service, ModusLink's essential fulfillment capabilities for emerging growth companies without the expensive surprises typically associated with third-party fulfillment services.

Pricing is transparent. Online reports offer visibility into orders, inventory, shipments and tracking in real time.

Because EZ Connect is a part of ModusLink's Adaptive Supply Chain Services, scaling can occur systemically or geographically as rapidly as needed.

STEEL CONNECT



Fiscal 2018
Financial Performance Review

Fiscal 2018 Twelve-Month Financial Highlights

	12-Months Fiscal Year '18	12-Months Fiscal Year '17	$ Change	% Change
Net Revenue	$645.3	$436.6	$208.6	47.8%
Gross Profit	$101.3	$36.4	$64.9	178.5%
Gross Margin %	15.7%	8.3%	---	740 bps
SG&A	$101.7	$54.2	$47.5	87.8%
Total Operating Expenses	$109.6	$56.1	$53.4	95.2%
Operating Loss	$(8.3)	$(19.8)	$11.5	58.0%
Net Income (loss)	$36.7	$(25.8)	$62.5	242.2%
EBITDA (loss)*	$31.8	$(7.1)	$38.9	549.3%
Adjusted EBITDA (loss)*	$36.0	$(6.9)	$42.9	620.1%

- Net revenue improvement driven by the increase in revenue associated with the acquisition of IWCO Direct, offset by anticipated declines in the Supply Chain business due to planned client exits and end of life programs, primarily in the consumer electronics and computing industries.

- Gross margin improvement primarily due to the acquisition of IWCO Direct, as well as within ModusLink due to improved client mix and benefits realized from ongoing process enhancements and cost reduction initiatives.

- Excluding IWCO Direct, SG&A expenses for all the other operating segments during the twelve months ended July 31, 2018 decreased by $5.6 million compared to the same period in the prior year.

See EBITDA and Adjusted EBITDA reconciliation on slide 31.

STEEL CONNECT

A Focus on Strengthening Our Balance Sheet

($'s in millions)	July 31, 2018	April 30, 2018	July 31, 2017
Total Cash & Equivalents	$92.1	$99.7	$110.7
Trading Securities	--	--	$11.9
Working Capital[1]	$(26.3)	$(22.8)	$108.7
Total Debt[2]	$457.6	$459.1	$67.6
Current Ratio	0.9	0.9	1.7
Total Debt[3]	$365.5	$359.4	$(55.0)

- $92.1 million in cash and cash equivalents to fund working capital needs and meet its debt covenants under the Credit Agreement with PNC Bank and the Financing Agreement with Cerberus Business Finance, LLC.

- Funding for IWCO Direct acquisition provided by Cerberus Business Finance as a $393.0 million loan and a borrowing of up to $25.0 million under a revolving credit facility repayable in consecutive quarterly installments.

- ABL Credit Facility with PNC Bank (agent/lender); up to $50 million available (contingent upon assets and Agreement conditions); $0.0 million borrowed as of July 31, 2018 (excluding undrawn LCs).

- Raised $100 million in 2014 through Convertible Notes Offering:
  - Wells Fargo Bank – Trustee
  - Bear interest at 5.25% per annum, payable semi-annually
  - Mature in March 2019
  - Net carrying value of the Notes was $64.5 million as of July 31, 2018

1. Note that the Convertible Notes are due March 1, 2019 which makes them a Current Liability.
2. Represents amount of Convertible Notes at maturity plus the balance outstanding on ModusLink's PNC Facility plus the outstanding balance on IWCO Direct's Credit Facility plus the principal amount outstanding on the Cerberus Term Loan.
3. Represents Total Debt as defined above -- Total Cash & Equivalents – Trading Securities.

STEEL CONNECT

Fiscal 2018 Fourth Quarter and Full Year Financial Comparisons
EBITDA Reconciliation

Steel Connect, Inc. and Subsidiaries
Reconciliation of Selected Non-GAAP Measures to GAAP Measures
(in thousands)
(unaudited)

Net income (loss) to Adjusted EBITDA[1]

	Three Months Ended July 31,		Twelve Months Ended July 31,	
	2018	2017	2018	2017
Net income (loss)	$ (7,533)	$ (9,311)	$ 36,715	$ (25,827)
Interest income	(249)	(123)	(679)	(399)
Interest expense	10,522	2,068	29,884	8,247
Income tax expense	517	105	(71,202)	2,696
Depreciation	5,403	2,239	16,791	8,206
Amortization of intangible assets	8,214	-	20,285	-
EBITDA	16,874	(5,022)	31,794	(7,077)
SEC inquiry and financial restatement costs	-	-	-	12
Strategic consulting and other related professional fees	31	65	2,937	92
Executive severance and employee retention	-	450	202	750
Restructuring	153	66	271	1,967
Non-cash charge related to a fair value step-up to work-in-process inventory	240	-	7,211	-
Share-based compensation	1,144	155	10,801	681
Gain on sale of long-lived asset	765	-	(12,070)	-
Impairment of long-lived assets	-	261	(91)	261
Unrealized foreign exchange (gains) losses, net	(1,966)	(562)	(2,408)	670
Other non-cash (gains) losses, net	(1,568)	(394)	(1,839)	(3,001)
(Gains) on investments in affiliates and impairments	(200)	(150)	(801)	(1,278)
Adjusted EBITDA	$ 15,473	$ (5,131)	$ 36,007	$ (6,923)

[1] The Company defines Adjusted EBITDA as net income (loss) excluding net charges related to interest income, interest expense, income tax expense, depreciation, amortization of intangible assets, SEC inquiry and restatement costs, strategic consulting and other professional fees, executive severance and employee retention, restructuring, non-cash charge related to a fair value step-up to work-in-process inventory, share-based compensation, gain on sale of long-lived asset, impairment of long-lived assets, unrealized foreign exchange (gains) losses, net, other non-cash (gains) losses, net, and (gains) losses on investments in affiliates and impairments.

Conclusion

- **The addition of IWCO Direct already making real the vision held for this acquisition**

    - Steel Connect's financial profile has improved significantly
    - New opportunities for significant value creation, both near- and long-term
    - Rapid, effective implementation of *The Steel Way* to further optimize business performance (for MLNK and IWCO Direct)

- **The ModusLink business transformation continues**

    - Modestly increasing gross margins and a focus on improving processes
    - Lower costs, while continuing to invest in innovation
    - New account wins and several opportunities in the pipeline

- **ModusLink poised for improved financial performance in FY19**



1601 Trapelo Road | Suite 170 | Waltham, MA 02451 | United States | Tel: +1.781.663.5000

investor.moduslink.com

Steel Connect, Inc. is a publicly-traded diversified holding company (Nasdaq Global Select Market symbol "STCN") with two wholly-owned subsidiaries ModusLink Corporation and IWCO Direct that have market-leading positions in supply chain management and direct marketing.

ModusLink Corporation provides adaptive supply chain services to many of the world's leading brands across a diverse range of industries, including consumer electronics, telecommunications, computing and storage, software and content, consumer packaged goods, medical devices, retail and luxury, and connected devices. With a global footprint spanning North America, Europe and the Asia Pacific, the Company's services are designed to improve supply chains in order to drive growth, lower costs, and improve profitability.

IWCO Direct is a leading provider of data-driven marketing solutions that help clients drive response across all marketing channels to create new and more loyal customers. It is the largest direct mail production provider in North America, with a full range of services including strategy, creative, and production for omnichannel marketing campaigns, along with one of the industry's most sophisticated postal logistics strategies for direct mail.

For details on ModusLink Corporation's solutions visit www.moduslink.com, read the company's blog for supply chain professionals

For details on IWCO Direct visit www.iwco.com, read the company's blog, "SpeakingDIRECT."

Investor Relations:

Glenn Wiener, GW Communications

Tel: 212-786-6011

Email: gwiener@GWCco.com

Follow us on social media:

LinkedIn | Twitter | Facebook | YouTube